News Release

Burcon Reports Fiscal 2022 Third Quarter Results

Vancouver, British Columbia, February 14, 2022 - Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, reported results for the fiscal third quarter ended December 31, 2021.

Operational highlights for the third quarter ended December 31, 2021:

During the quarter, Burcon:

  recorded a 41% quarter-over-quarter increase in royalty revenues from its licensee, Merit Functional Foods Corporation ("Merit");
  supported Merit in completing the commissioning of its first of its kind pea protein and canola protein production facility;
  advanced Burcon's pipeline of plant-based protein technologies through research and development work at its Winnipeg Technical Centre;
  advanced the due diligence process and negotiations with a number of existing and new potential strategic partners on opportunities to commercialize Burcon's innovative plant-based protein technologies; and
  received eight patents covering the company's novel technologies for the extraction and purification of pulse, soy and canola oilseed protein ingredients and the high-purity proteins produced therefrom. The company's IP portfolio now consists of 307 issued patents in various countries, with 73 in the U.S., as well as 215 active patent applications, including 35 in the U.S.

During the quarter, Merit Foods:

  announced that its first-of-its-kind pea and canola protein production facility in Winnipeg, Manitoba is fully scaled and commissioned;
  achieved the production output threshold - as defined under the Amended and Restated License and Production Agreement with Burcon - for the Flex Production Facility to have attained commissioned status;
  increased production output to reach over 80% of planned production capacity;
  increased production and sales of its best-in-class pea and canola protein ingredients;
  received an additional $4.95 million equity investment from its joint venture partner, Bunge Limited;
  received a co-investment from Protein Industries Canada to develop high-quality plant-based meat alternative products using its pea and canola protein ingredients;

  achieved an AA score with the British Retail Consortium (BRCGS) Global Food Safety Certification, a leading global quality and food safety program; and
  continued to expand its sales pipeline through an aggressive sales outreach program as a plant-based protein ingredient solutions provider.

Subsequent to quarter-end:

  Burcon announced it will transition to a new president and CEO; and
  Burcon filed five additional US patent applications covering technologies for the production of sunflower seed protein and pulse protein ingredients.

Management Commentary

"During our fiscal 2022 third quarter, Burcon's team supported Merit Functional Foods in resolving the final challenges to the process of commissioning Merit's first-of-its-kind plant protein production facility," said Johann F. Tergesen, Burcon's president and chief executive officer, adding, "With commissioning of Phase 1 complete, Merit's flex production facility is now capable of supplying leading food and beverage customers with true commercial-scale quantities of its highest purity pea and canola proteins.  Merit is on track to achieve production targets, which will in-turn support Merit's forecast for the sell-in phase with its consumer packaged goods ("CPG") company customers. Merit forecasts to reach full allocation of its Phase 1 capacity by the end of calendar 2022."

Merit's protein sales increased 41% quarter over quarter yet remain disproportionately small compared to the potential production capability of Merit's production facility.  During calendar 2021, Merit's focus was on completing the commissioning process, and ensuring protein product quality.  As such, Merit was frequently occupied with incorporating processing modifications and reconfiguring its facility and was therefore unable to produce product for delivery to customers.  However, in the last quarter, Merit has worked with and supported the quality assurance and safety audit teams of a number of major CPG companies as part of those entities' procurement process. In addition, Merit continues to work closely with hundreds of CPG companies looking to develop new ingredient solutions or reformulate existing applications using Merit's innovative pea and canola protein ingredients. Merit's sales prospects are encouraging, and we expect to see many more consumer products using Merit's proteins to be available on store shelves this coming year.

During the past quarter, our joint venture partner, Bunge Limited exercised its option under the Amended and Restated Unanimous Shareholders Agreement dated August 27, 2020, to invest an additional $4.95 million into Merit.  Merit also received a further co-investment from Protein Industries Canada, amounting to one-half of the $7.6 million project cost of a new project aimed at developing innovative plant-based meat alternative products.  Merit's partners in the project include Winecrush Technology, Wamame Foods and Wismettac Asian Foods.  The goal of the partnership is to develop and distribute throughout Europe, Asia and North America, a line of meat alternatives to pork and Wagyu beef. This is an excellent opportunity for Merit to showcase the versatility and functional capabilities of its high-purity pea and canola proteins in meat alternative applications.

During the quarter, Burcon continued discussions with potential joint venture partners interested in commercializing Burcon's other innovative plant-based protein technologies.  Burcon and its potential partners conducted further due diligence and carried out other activities in support of negotiating these potential partnerships during the quarter.  We are confident our unique technologies for alternative protein sources, including sunflower seed, hemp and oats, arising from Burcon's core protein extraction technology platform, produce valuable differentiated protein ingredient solutions.

Burcon's patent team continued to strengthen our already substantial intellectual property portfolio with the addition of eight patents this quarter.  The patents cover novel processes for the extraction and purification of protein ingredients arising from pulse, soy and canola crops. Subsequent to quarter-end, Burcon filed five additional US patent applications to further protect its high-value extraction technologies to produce protein from sunflower seed and pulse crops.

Subsequent to quarter-end, Burcon announced that after co-founding Burcon more than 23 years ago, Johann Tergesen will be stepping down as its president and CEO effective February 28, 2022.  To ensure an orderly transition, he will continue as an advisor to the company and Burcon's board of directors. Burcon has engaged an executive search firm specializing in the food and agribusiness sectors, to assist in recruiting a new chief executive officer.

Financial Results (in Canadian dollars)

Royalty revenues from Merit totaled $45,000 in the third quarter, as compared to $32,000 in the previous quarter.  The nominal royalty amounts reflect Merit's ongoing commissioning process during the period.

Third quarter loss totaled $1.5 million or $0.01 per basic and diluted share.  This compares to a loss of $1.1 million or $0.01 per basic and diluted share in the same year-ago quarter.  Following the investment by Bunge Limited into Merit during the current quarter, Burcon recorded a dilution gain of $961,000 as a result of Burcon's ownership interest in Merit decreasing from 33.3% to 31.6%.

Merit recorded sales revenues of $1.2 million during the quarter, representing sales of pea and canola protein products, as well as sales of commodity items and by-products.

Burcon recorded $1.2 million as its share of loss in Merit Foods for the third quarter of fiscal 2022, as compared to $460,000 in the same year-ago quarter.  Merit Foods' loss reflects its stage of development as it continued to commission the flex production facility during this quarter.

Gross research and development expenses totaled $895,000 for the three months ended December 31, 2021, as compared to $604,000 in the same year-ago quarter.  The increase in R&D expenses is due mainly to higher stock-based compensation expense, salary increases and staff additions.  The Company began deferring canola and pea development expenses from the second quarter of fiscal 2020.  During the current quarter, Burcon allocated $623,000 of R&D costs to deferred development costs.  As Burcon's pea and canola technology that is under license to Merit is now capable of operating in the manner intended by management, Burcon will cease to the capitalization of costs to deferred costs related to its pea and canola technology and begin amortization of the intangible asset as of January 1, 2022.

Gross intellectual property expenses did not change significantly from the same year-ago quarter.  During fiscal 2022 third quarter, Burcon allocated $192,000 of IP expenses to deferred costs.  As noted above, Burcon will cease to capitalize intellectual property expenses related to its pea and canola technology and begin amortization of the intangible asset from January 1, 2022.

General and administrative expenses increased by $431,000 for the current fiscal quarter as compared to the same year-ago quarter.  The increase is due mainly to higher stock-based compensation expense, staff additions, professional fees, investor relations and insurance expenses.

At December 31, 2021, cash balances totaled $9.4 million compared to $14.0 million at March 31, 2021.  Management believes it has sufficient resources to fund its expected level of operations and working capital requirements to April 2023.  This estimate does not take into account potential proceeds from outstanding convertible securities or royalty revenues from its license agreement.

Conference Call Details

Burcon will hold an investor conference call and webcast on Monday, February 14, 2022 at 5:00pm ET.

A link to the webcast of the conference call will be available on Burcon's website under "Presentations" or directly here.  The webcast will also be archived for future playback.

Investors interested in participating in the live call can dial in using the details below:

Date: Monday February 14, 2022

Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)

Toll-free dial-in (North America): 1-855-327-6837

Dial-in (toll/international): 1-631-891-4304

Conference ID: 10017719

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at December 31, 2021 and March 31, 2021
Unaudited
(in Canadian dollars)
	December 31,	March 31,
	2021	2021
	$	$
Assets
Current assets
Cash and cash equivalents	9,425,138	13,972,659
Amounts receivable	135,886	338,715
Inventory	-	132,473
Prepaid expenses	229,506	154,757
	9,790,530	14,598,604

Property and equipment	922,425	1,005,760
Deferred development costs	6,322,528	4,463,748
Investment in and loan to Merit Functional Foods Corporation	14,518,300	16,401,703
Goodwill	1,254,930	1,254,930

	32,808,713	37,724,745

Liabilities
Current liabilities
Accounts payable and accrued liabilities	902,913	1,418,049
Lease liability	11,335	28,431
	914,248	1,446,480

Lease liability	63,735	5,266

	977,983	1,451,746

Shareholders' Equity
Capital stock	114,543,341	114,106,836
Contributed surplus	14,807,091	14,058,654
Options	6,956,256	6,490,537
Warrants	543,861	594,621
Deficit	(105,019,819)	(98,977,649)

	31,830,730	36,272,999

	32,808,713	37,724,745

Burcon NutraScience Corporation
Consolidated Statements of Operations and Comprehensive (Loss) Income
Three and nine months ended December 31, 2021 and 2020
Unaudited
(in Canadian dollars)
	Three months ended		Nine months ended
		December 31		December 31
	2021	2020	2021	2020
	$	$	$	$
Revenue
Royalty income	44,597	-	94,222	8,646

Expenses
Research and development	272,012	69,156	952,208	220,400
Intellectual property	276,476	270,569	617,497	582,788
General and administrative	871,343	439,619	2,810,754	1,923,692
	1,419,831	779,344	4,380,459	2,726,880

Loss from operations	(1,375,234)	(779,344)	(4,286,237)	(2,718,234)

Interest and other income	98,640	125,875	311,662	494,545

Management fee income	24,848	44,768	111,321	208,315

Gain on dilution of investment in Merit Functional
Foods Corporation	961,164	-	961,164	6,384,942

Share of loss in Merit Functional Foods Corporation	(1,191,630)	(460,130)	(3,098,661)	(1,791,278)

Interest expense	(23,628)	(15,801)	(40,468)	(684,030)

Other	(983)	(1,545)	(951)	(3,855)

(Loss) income and comprehensive (loss) income
for the period	(1,506,823)	(1,086,177)	(6,042,170)	1,890,405

Basic and diluted (loss) income per share	(0.01)	(0.01)	(0.06)	0.02